Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

September 22, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs/ Madam,

Sub: Postal Ballot Notice- Advertisement

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, and further to our intimation dated September 20, 2022, please find enclosed copies of newspaper advertisement regarding dispatch of notice of postal ballot and e-voting information as published in Business Standard and Nava Telangana on September 22, 2022.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh

K Randhir Singh

Company Secretary & Compliance Officer

Encl: As above

CC:	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd.

లపై భారత్, నేపాల్ కమిషన్ చర్చలు

తేది: 20-09-2022
ప్రదేశం: హైదరాబాద్

సం/- అధీకృత అధికారి,
ఇండియన్ బ్యాంక్.

Dr.Reddy's

పోస్టల్ బ్యాలెట్ యొక్క ప్రకటన

సభ్యులకు ఇందుమూలంగా తెలియజేయునది ఏమనగా సమయానుసారం అమలులో ఉన్న ఏదేని చట్టబద్ధమైన మార్పులు లేదా రీ-ఎనాక్ట్‌మెంట్‌తో సహా కంపెనీల (యాజమాన్య & పరిపాలన) రూల్స్ 2014 ("రూల్స్") యొక్క రూల్ 22 మరియు చట్టం యొక్క ఇతర వర్తించు ఏర్పాట్లు, రూల్స్, సర్క్యులర్లు మరియు అందులో నోటిఫికేషన్లతో చదువుకొనే కంపెనీల చట్టం 2013 ("ఇకమీదట చట్టంగా వ్యవహరించబడుతుంది") యొక్క సెక్షన్ 110 యొక్క నిబంధనలకు అనుగుణంగా కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖ ('ఎంసిఎ సర్క్యులర్లు')చే జారీ చేయబడిన జనరల్ సర్క్యులర్లు నెం. 3/2022 తేది మే 5, 2022తో సహా ఇతర సంబంధిత సర్క్యులర్లతో చదువుకొనే వరుసగా జనరల్ సర్క్యులర్లు నెం. 14/2020 మరియు 17/2020 తేది ఏప్రిల్ 8, 2020 మరియు ఏప్రిల్ 13, 2020 ప్రకారం కంపెనీల చట్టం 2013 యొక్క సెక్షన్ 149 షరతులను అనుసరించి కంపెనీ యొక్క స్వతంత్ర డైరెక్టర్గ ఎ.అరుణ్ మాధవన్ కుమార్ (DIN:09665138) యొక్క నియామకం యొక్క ఆమోదం" కొరకు "ప్రత్యేక తీర్మానం" కొరకు ఎలక్ట్రానిక్ పద్ధతుల ('రిమోట్ ఇ-ఓటింగ్') ద్వారా ఓటింగ్‌చే పోస్టల్ బ్యాలెట్ ప్రక్రియ ద్వారా వారి ఆమోదమును డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ('ది కంపెనీ') పొందగోరుచున్నది.

ఎంసిఎ సర్క్యులర్లకు అనుగుణంగా రిమోట్ ఇ-ఓటింగ్ ప్రక్రియ మరియు విధానం ఇతర విషయాలను సూచిస్తూ పోస్టల్ బ్యాలెట్ నోటీస్ ('నోటీస్') డిపాజిటరీస్ మరియు కంపెనీ / డిపాజిటరీతో నమోదు చేసుకున్న ఇ-మెయిల్ చిరునామాలు గల వారి నుండి సెప్టెంబర్ 16, 2022 ('కటాఫ్ తేది') స్వీకరించిన నాటికి సభ్యుల రిజిస్టర్ / బెనిఫిషియల్ స్వంతదారుల జాబితాలో పేర్లు గల సభ్యులకు ఎలక్ట్రానిక్ పద్ధతుల ద్వారా మంగళవారం, సెప్టెంబర్ 20, 2022న పంపించడమైనది. కటాఫ్ తేదీ నాటికి సభ్యులు కాని ఏ వ్యక్తి అయినా ఈ నోటీసును సమాచారం కొరకు మాత్రమే అని భావించవలెను.

ఇ-ఓటింగ్ సదుపాయమును నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్ ('ఎన్ఎస్‌డిఎల్') ది ఏజెన్సీ యొక్క సేవలను కంపెనీ వినియోగిస్తున్నది. ఇ-ఓటింగ్ కాల వ్యవధి బుధవారం సెప్టెంబర్ 21, 2022 (ఉ. గం. 9.00 ఐఎస్‌టి) వద్ద ప్రారంభమవుతుంది మరియు గురువారం అక్టోబర్ 20, 2022 (సా.గం.5.00 ఐఎస్‌టి) వద్ద ముగుస్తుంది. ఆతరువాత ఓటింగ్ కొరకు ఎన్ఎస్‌డిఎల్‌చే ఇ-ఓటింగ్ మాడ్యూల్ నిలిపివేయబడుతుంది. ఇ-ఓటింగ్ కొరకు వివరణాత్మక సూచనలు నోటీస్ యొక్క భాగంగా ఇవ్వబడినవి మరియు సభ్యులు వారి ఓటు వేయుటకు ముందు శ్రద్ధగా చదువుకొనవలసినదిగా అభ్యర్థించడమైనది.

ఒకవేళ ఏవేని విచారణలు విషయంలో www.evoting.nsdl.com యొక్క "డౌన్‌లోడ్స్" సెక్షన్ వద్ద అందుబాటులో గల వాటాదారులకు ఇ-ఓటింగ్ యూజర్ మాన్యువల్ మరియు వాటాదారుల కొరకు తరుచుగా అడుగు ప్రశ్నలు (ఎఫ్ఎక్యూలు)ను సభ్యులు చూడవచ్చును లేదా టోల్ ఫ్రీ నెం. 1800 1020 990 మరియు 1800 22 44 30పై ఎన్ఎస్‌డిఎల్ హెల్ప్‌డెస్క్‌కు కాల్ చేయవచ్చును లేదా www.evoting.nsdl.co.in వద్ద అభ్యర్థనను పంపించవచ్చును.

వివరణాత్మక నివేదికతోపాటు నోటీసును www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్ నుండి డౌన్‌లోడ్ చేసుకొనవచ్చును. ఇది www.bseindia.com మరియు www.nseindia.com వద్ద స్టాక్ ఎక్స్ఛేంజీల యొక్క వెబ్‌సైట్‌పై మరియు అదేవిధంగా www.evoting.nsdl.com వద్ద ఎన్ఎస్‌డిఎల్ యొక్క వెబ్‌సైట్‌పై కూడా లభిస్తుంది.

పారదర్శకత మరియు సక్రమమైన పద్ధతిలో ఇ-ఓటింగ్ ప్రక్రియ ద్వారా పోస్టల్ బ్యాలెట్‌ను నిర్వహించుట కొరకు పరిశీలకులుగా శ్రీ జి. రఘుబాబు, భాగస్వామి, తమ భాగస్వామి మెస్సర్స్ ఆర్ & ఎ అసోసియేట్, కంపెనీ సెక్రటరీలు, హైదరాబాద్ (మెంబర్ షిప్ నెం. ఎఫ్-4448 & సర్టిఫికెట్ ఆఫ్ ప్రాక్టీస్ నెం. 2820)ను కంపెనీ యొక్క డైరెక్టర్ల బోర్డు నియమించినది.

పోస్టల్ బ్యాలెట్ యొక్క ఓటింగ్ ఫలితాలు అక్టోబర్ 21, 2022న కంపెనీచే ప్రకటించబడతాయి. ఈ ఫలితాలు కంపెనీ యొక్క నమోదిత కార్యాలయం వద్ద ప్రదర్శించబడతాయి. కంపెనీ యొక్క సెక్యూరిటీలు లిస్ట్ అవుతున్న స్టాక్ ఎక్స్ఛేంజ్‌లు మరియు ఎన్ఎస్‌డిఎల్‌కు తెలియజేయబడతాయి మరియు పరిశీలకుని యొక్క నివేదికతో పాటు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై ప్రదర్శించబడతాయి.

వారి ఇ-మెయిల్ చిరునామాలను ఇంకా నమోదు చేసుకొనని / అప్‌డేట్ చేసుకొనని మరియు అందువలన పైన తెల్పిన నోటీసును స్వీకరించని సభ్యులు https://drreddys.com/ivestors/goverance/committees-of-the board/#investor-services #shareholder-information పై వారి ఇ-మెయిల్ చిరునామాలను నమోదు / అప్‌డేట్ చేసుకొనవలసినదిగా అభ్యర్థించడమైనది. లేదా వారి డిపాజిటరీ పార్టిసిపెంట్స్‌తో లేదా వారి ఫోలియో నెంబరు / డిపి ఐడి మరియు క్లయింట్ ఐడి మరియు చెల్లుబాటు చిరునామాతో పాటు shares@drreddys.com వద్ద వారి అభిప్రాయమును తెలుపవచ్చును.

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ తరఫున
కె.రణధీర్ సింగ్
కంపెనీ సెక్రటరీ మరియు కాంప్లయెన్స్ ఆఫీసర్

తేది : సెప్టెంబర్ 21, 2022
ప్రదేశం: హైదరాబాద్

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్

నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
E-mail: shares@drreddys.com, Website: www.drreddys.com

KUMAR RANDHIR SINGH Digitally signed by KUMAR RANDHIR SINGH Date: 2022.09.22 17:30:42 +05'30'

HYDERABAD | THURSDAY, 22 SEPTEMBER 2022 **Business Standard**

F INDIA
oad, Sri Rama Colony,
15330@sbi.co.in

BY

as it is where it is condition".
e are being auctioned **ONLINE**

Price MD	Auction Time	Contact No's for Car Details
,000/- ,000/-	01.00 PM To 02.00 PM	SM ASSOCIATES 9701444555 9912612659
,000/- ,000/-	01.00 PM To 02.00 PM	SM ASSOCIATES 9701444555 9912612659
,000/- ,000/-	01.00 PM To 02.00 PM	SM ASSOCIATES 9701444555 9912612659
,000/- ,000/-	01.00 PM To 02.00 PM	SM ASSOCIATES 9701444555 9912612659
,000/- ,000/-	01.00 PM To 02.00 PM	SM ASSOCIATES 9701444555 9912612659
,000/- ,000/-	01.00 PM To 02.00 PM	BRIGHT 9059282070
,000/- ,000/-	01.00 PM To 02.00 PM	HMS 9866240542

WHERE IS BASIS" and will be
service provider **M/s.C1 India**
ctions.com. E-auction Tender
claration, General Terms and
n. (2) To the best of knowledge
able properties. However, the
mbrances, title of the movable
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tute any commitment or any
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shall not be responsible in any
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on 28.09.2022. The successful
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Manager, State Bank of India

Mother Dairy Calcutta
P.O.- Dankuni Coal Complex
Dist : Hooghly, Pin - 712310.

Ref. No.: WBMDC/PUR/22-23/050
Dated-21.09.2022

Mother Dairy Calcutta invites e-tender (3rd call) for supplying of **"Table Butter (100gm Pack)"**. Please visit **www.wbtenders.gov.in** and **www.motherdairycalcutta.com** for details. Last date of uploading the offer is **07.10.2022 upto 02.00 pm.**

Chief General Manager

Dr.Reddy's

NOTICE OF POSTAL BALLOT

Members are hereby informed that pursuant to the provisions of Section 110 of the Companies Act, 2013 (hereinafter referred to as 'the Act'), read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as 'the Rules') and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time (including any statutory modifications or re-enactment thereof for the time being in force), General Circular Nos. 14/2020 and 17/2020 dated April 8, 2020 and April 13, 2020, respectively, read with other relevant circulars, including General Circular No. 3/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs ('MCA Circulars'), Dr. Reddy's Laboratories Limited ('the Company') seeks their approval through postal ballot process, by voting through electronic means ('remote e-voting') for the Special Resolution to approve the appointment of Mr. Arun Madhavan Kumar (DIN:09665138) as an Independent Director of the Company, in terms of Section 149 of the Companies Act, 2013.

In accordance with the MCA Circulars, the Postal Ballot Notice ('Notice'), indicating, *inter alia*, the process and manner of remote e-voting, has been sent on Tuesday, September 20, 2022 through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on September 16, 2022 ('Cut-Off Date') received from the Depositories and whose e-mail address is registered with the Company/ Depositories. A person who is not a member as on the Cut-Off Date shall treat this notice for information purpose only.

The Company has engaged the services of National Securities Depository Limited ('NSDL'), the agency to provide e-voting facility. The e-voting period commences on Wednesday, September 21, 2022, (9:00 AM IST) and ends on Thursday, October 20, 2022 (5:00 PM IST).The e-voting module shall be disabled by NSDL for voting thereafter. The detailed instructions for e-voting are provided as part of the Notice which the members are requested to read carefully before casting their vote.

In case of any queries, members may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the 'downloads' section of www.evoting.nsdl.com or call NSDL Help Desk on toll free no.: 1800 1020 990 and 1800 22 44 30 or send a request at evoting@nsdl.co.in.

The Notice along with the Explanatory Statement thereto can be downloaded from the Company's website at www.drreddys.com. The same is also available on the website of Stock Exchanges at www.bseindia.com and www.nseindia.com as well as on the website of NSDL at www.evoting.nsdl.com.

The Board of Directors of the Company has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

The voting results of the postal ballot shall be declared by the Company on October 21, 2022. The results would be displayed at the registered office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

Members who have not yet registered / updated their email address and hence have not yet received the aforesaid Notice are requested to register / update their e-mail address on https://www.drreddys.com/investors/governance/committees-of-the-board/#investor-services#shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their folio no./ DP id and client id and valid e-mail address.

Date : September 21, 2022
Place : Hyderabad

For Dr. Reddy's Laboratories Ltd.
K Randhir Singh
Company Secretary and Compliance Officer

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

KUMAR RANDHIR SINGH

Digitally signed by KUMAR RANDHIR SINGH
Date: 2022.09.22 17:31:29 +05'30'